Drammensveien 264 N-0240 Oslo

Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Our date: 2007-05-29
Our contact: Anne Harris
Page: 1 of 2

Dear Ms. Davis

Re:	Norsk Hydro ASA Form 20-F for the Year Ended December 31, 2006 Filed March 16, 2007 File No. 1-9159
Thank you for the opportunity on Friday, May 25, 2007 to discuss our responses submitted on May 24 to the Commission’s comments on our Form 20-F for the year ended December 31, 2006 (“20-F”). We hereby submit a revised response to comment no. 5. For convenience, we have reproduced below comment no. 5 in bold followed by our revised response.

Our date: 2007-05-29
Our ref.: Anne Harris
Page: 2 of 2
Shareholder Information, page 145
Major Shareholders and Voting Rights, page 147
5.	You explain that the Norwegian state owns 49.9 percent of your total shares outstanding. In accordance with Item 7.A.3 of Form 20-F, revise your document to state whether or not you are indirectly or directly controlled by the Norwegian State.

Response:

We will revise the following portion of our disclosure on major shareholder information pursuant to Item 7.A.3 as follows. Revisions are indicated in upper case and bold.

The Norwegian Ministry of Trade and Industry represents the Norwegian government in exercising the state’s voting rights. Acting through the Norwegian government, the state, in its capacity as a shareholder, EFFECTIVELY CONTROLS HYDRO. THE STATE has never taken an active role in the day-to-day management of Hydro.
As requested by the Staff we acknowledge that:
1)	Norsk Hydro ASA is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Norsk Hydro ASA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions please feel free to contact Anne Harris, E-mail: anne.harris @hydro.com, mobile: +4741641832.
Yours faithfully,
for Norsk Hydro ASA
/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer

Copy:	Mark Wojciechowski Pamela M. Gibson